

April 23, 2010

By U.S. Mail and Facsimile to: (415) 984-8701

Shane C. Albers
Chief Executive Officer
IMH Financial Corporation
4900 N. Scottsdale Rd #5000
Scottsdale, Arizona 85251

> **Re:** **IMH Financial Corporation**
> **IMH Secured Loan Fund, LLC**
> **Amendment No. 5 to Registration Statement on Form S-4**
> **Filed April 6, 2010**
> **File Nos. 333-164087 and 333-164087-01**

Dear Mr. Albers:

We have reviewed your amended filing and have the following additional comments. Please note that the comments in this letter supplement comments 1, 11 and 14 in our letter dated April 16, 2010. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 5 to Registration Statement on Form S-4

General

1.   We note your response to comment 3 in our letter dated March 31, 2010. Please expand your prior response and related disclosure in the consent solicitation/prospectus to address the following:

   •   Provide a clear and thorough comparison of Manager compensation in its current form under the Operating Agreement against manager compensation following the Conversion Transactions that supports your determination that there will be no significant adverse change. Please quantify your comparison and state clearly any assumptions or projections used in your analyses. To the extent you omit or discount any of the potential elements of post-transaction manager compensation, discuss why and how. Please note that we may have further comment.

- Revise your "Voting Rights" discussion to address the elimination of the right of members to change the nature of the Fund's business in accordance with Article 6.2.4 of the Operating Agreement. Please also discuss the dilution of voting rights that will result from the issuance of equity to the principals of the Manager and Holdings.

Summary

Unaudited Pro Forma Condensed Combined Financial Information, page 140

2.   We note your response to prior comment 12 from our letter dated March 31, 2010, including the fact that you believe the Manager is required to consolidate the Fund upon adoption of ASC 810 (SFAS 167) effective January 1, 2010. We believe that the Transactions do not constitute a business combination since the Manager and the Fund represent one reporting entity subsequent to January 1, 2010, and both before and after the completion of the Transactions. Further, although we do believe that a change in control over the reporting entity will have occurred, there does not appear to be a new basis event arising from the Transactions. As a result, we believe the Transactions should be reflected on a carryover basis and that no step-up should occur of the Manager in the Pro Forma information, and that only one-year of Pro Forma information would be required since the consolidated reporting entity became effective January 1, 2010 upon adoption of ASC 810. Please revise your Pro Forma information accordingly. Further, please revise any references to the "acquisition" of the Manager by the Fund, as used throughout your document, to appropriately describe the change in control Transaction.

Management's Discussion and Analysis of IMH Secured Loan Fund LLC

Factors Affecting our Financial Results

Allowance for Credit Loss and Fair Value Measurement, page 190

3.   We note your response to prior comment 20 from our letter dated March 31, 2010 related to the valuation methodologies applied your Real Estate Owned and the collateral underlying your loan portfolio. Please address the following:

    a.   With respect to your Real Estate Acquired through Foreclosure and Held for

Development, please revise your filing to disclose the following information:
- The significant assumptions used in your undiscounted cash flow analysis. Specifically, please disclose how many years of cash flows are factored in, and disclose the fact that projections are for many years into the future.
- The fact that there is significant development yet to be performed on the assets in order to achieve the undiscounted cash flows assumed in the projections used. Also, disclose the fact that the Company will be required to provide the significant funding for such improvements which may be difficult given your current financial condition and outlook.
- The date of the last impairment test and the specific triggering event that caused impairment testing.
- The fact if you had to sell or carry the assets on a fair value basis (e.g. held for sale) that you would have significant impairments.
- Any other pertinent information you believe is relevant for readers to clearly understand your foreclosed assets valuation process.

b. With respect to your Mortgage Loans, please revise your filings to disclose the following information:
- Clearly state the fact that you are required to use the single best estimate for each property, and confirm in your disclosure, if true, that in all cases you individually determined the best estimate to be the high end of the range of possible values as of December 31, 2009. Please also describe your rationale and provide the specific factors you used to determine that the high end of the range was the single best estimate for each property at December 31, 2009.
- You state that you used the midpoint of the range of possible values as of December 31, 2008. Please revise to provide similar disclosures as of that date as well.
- The number of loans versus the total impaired loans measured for impairment based on collateral value (i.e. xx of 52 loans) for which third-party appraisals were available but were not used in your valuation determination (or weighted in your valuation determination), but for which you instead used recent third-party offers in determining the required allowance.
- The fact that the third-party offers used in your determination of the allowance are sometimes significantly higher (i.e. two, three or more times) than the high end of Cushman & Wakefield valuation range.
- Any other pertinent information you believe is relevant for readers to understand your loans valuation process.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brittany Ebbertt at (202) 551-3572 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3464 with any other questions.

Sincerely,

Kathryn McHale
Attorney Advisor

cc: Peter T. Healy, Esq.
        O'Melveny & Myers LLP
        (By facsimile)